UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB

               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            INTERNET MARKETING, INC.
                 (Name of Small Business Issuer in Its Charter)

                  Nevada                                76-0618144
     (State or Other Jurisdiction of                  (IRS Employer
      Incorporation or Organization)                Identification No.)

                552 Rancho Bauer, Suite 100, Houston, Texas 77079
          (Address  of  Principal  Executive  Offices)    (Zip Code)

                              tel. (281) 435-1519
                              tel. (281) 496-6393
              (Registrant's Telephone Number, including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001

                                   TABLE OF CONTENTS

                                         PART I

Item 1.     Description of Business                                                   1
Item 2.     Plan of Operation                                                         8
Item 3.     Description of Property                                                  10
Item 4.     Security Ownership of Certain Beneficial Owners and Management           10
Item 5.     Directors, Executive Officers, Promoters and Control Persons             11
Item 6.     Executive Compensation                                                   12
Item 7.     Certain Relationships and Related Transactions                           13
Item 8.     Description of Securities                                                14


PART II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity
            and Other Shareholder Matters                                            15
Item 2.     Legal Proceedings                                                        16
Item 3.     Changes in and Disagreements With Accountants                            16
Item 4.     Recent Sales of Unregistered Securities                                  17
Item 5.     Indemnification of Directors and Officers                                17

PART F/S

            Financial Information                                            18 and F-1

PART III

Item 1.     Index to Exhibits                                                        18
Item 2.     Description of Exhibits
            The Exhibits required by this item are included
            as set forth in the Exhibit Index
Signatures                                                                           19

                                     PART I

Item  1.     Description  of  Business

INTRODUCTION

     Internet Marketing, Inc., a Nevada company, (the "Company") was incorporated in March, 1977. The Company presently operates a web site at www.wallstreetfindsite.com, which contains several hundred web pages of information and links for investors. The principal executive offices of the Company are located at 552 Rancho Bauer, Suite 100, Houston, Texas 77079, tel.
(281) 435-1519 and (281)  496-6393.

     The Company's common stock is currently traded on the over-the-counter market under the symbol "IMIZ."

     The Company is in the development stage. References to the Company in this Form 10-SB include the Internet Marketing, Inc., a Nevada corporation, and its wholly-owned subsidiary, Internet Marketing, Inc., a Texas corporation.

HISTORY

     The Company was originally incorporated in the State of Nevada in 1997 under the name Chandelier Business Services, Inc., In March, 1999, pursuant to a Stock Exchange Agreement, the Company acquired all of the equity of Internet Marketing, Inc., a Texas corporation, in exchange for 6,500,000 shares of common stock of the Company. Internet Marketing, Inc., a Texas corporation, was formed in 1998 to own and operate e-commerce businesses. Following this transaction, the Company changed its name to Internet Marketing, Inc. At the time of the acquisition, Chandelier Business Services, Inc. had no viable business activities and could be characterized as being a shell company. In connection with the exchange, Company shareholders agreed to cancel 2,300,000 shares of an original 2,546,000 outstanding, and an additional 1,754,000 Company shares were issued to promoters for nominal consideration.


     The Company treated the acquisition of Internet Marketing, Inc., a Texas corporation, as a recapitalization whereby Internet Marketing, Inc., a Texas corporation, was the accounting acquiror. At the time of the acquisition, there were only an infrequent number of trades and virtually no trading volume of the common stock of the Company, and the Company is unable to estimate the market value of the Company's common stock to determine a resulting valuation of this acquisition.

BUSINESS  ACTIVITIES

     Internet  Portal and FindSite Activities.  The Company presently operates a
     ----------------------------------------
web site at www.wallstreetfindsite.com. The Wall Street FindSite contains several hundred web pages of information and links for investors. The Company also plans to operate various special interest web sites which serve as search and information portals called FindSites for particular subjects (special interest FindSites). These FindSites are hybridized search engines and cyber malls, which target niche industries or special interest areas and provide a comprehensive, easy to use gateway to the Internet. The Company uses specialized software to not only simplify the search for relevant Internet sites, but also to accurately track and predict the user's navigation through the site. This tracking and predictive feature of the Company's proprietary software allows the Company to select appropriate banner advertising for display to the user. The Company believes that a mature FindSite will have links to 2,000 to 10,0000 web sites of others that are most pertinent to the particular subject or industry

The  Company  owns  the  following  domain  names:

Subject                                         Domain Name
---------------------------  --------------------------------------------------
Investing and
   The Wall Street FindSite  www.wallstreetfindsite.com (an operating web site)

Mexico Tourism               www.mexicofindsite.com
Toys                         www.toysfindsite.com
Sites for Kids               www.kidsfindsite.com
Software                     www.softwarefindsite.com
Fishing                      www.fishingfindsite.com
Auctions                     www.auctionfindsite.com
Fun                          www.funfindsite.com
Computers                    www.computerfindsite.com
Maps                         www.mapsfindsite.com
Antiques                     www.antiquesfindsite.com
Real Estate                  www.realestatefindsite.com
Hunting                      www.huntingfindsite.com
Golf                         www.golffindsite.com
Horse                        www.horsefindsite.com
University                   www.universityfindsite.com
Internet                     www.internetfindsite.com
The WWW                      www.webfindsite.com
U.S.A.                       www.usafindsite.com
Germany                      www.germanyfindsite.com
Chile                        www.chilefindsite.com
Brazil                       www.brazilfindsite.com
Australia                    www.australiafindsite.com
Argentina                    www.argentinafindsite.com

     The Company also owns several other general (generic) names for find sites, for example www.yourfindsite.com.

     Attracting  Traffic  to  the  Company's  Web  Sites.  The  Company's  first
     ---------------------------------------------------
objective  is  to  build  traffic  at  its  web  sites.

     The Company proposes to raise capital to purchase banner space on the web sites of others, making the Company an advertiser at the other web site. The banners are links to the Company's web site. The Company will pay the other sites for each "impression", that is, each time a user is at a page on the web site of the other which contains the Company's banner. A portion of the users will click on the banner and be transported to the Company's own web site, thus becoming traffic at the Company's web site ("click throughs"). The Company expects to pay from a fraction of a cent up to approximately ten cents to the other web site for each impression. The Company has conducted limited testing of this procedure and has concluded that it is an effective and economical method of attracting traffic to the Company's web sites.

     Revenue  from  Impression  Banners on the Company's Web Sites.  The Company
     -------------------------------------------------------------
plans to sell banner space to advertisers on each page of the Company's web sites and charge a fee to the advertisers for each impression (in effect, the opposite type of transaction describe above to attract traffic to the Company's web site). The Company presently plans to have up to six banners of advertisers on each of its web pages. For example, on the Wall Street FindSite, there would be up to six banners of advertising on each of several hundred web pages that are part of the Wall Street FindSite. Based on the cost to the Company of attracting traffic to the Company's web sites, and the potential revenue to the Company from the sale of impressions created at the Company's web sites, the Company believes that its business model is robust. At such time as sufficient traffic has been created at the Company's web sites, the Company believes that banner space on its web sites will be attractive to advertisers. The Company presently does not have any contracts to buy or sell banner space and has not had any revenue from impressions.

EMPLOYEES

     As of October 22, 1999, the Company had one employee, Bill J. Rogers who is the CEO. He is not represented by a union. The Company believes that its employee relations are good. Upon implementation of the business plan, the Company may engage the services of contractors and consultants to perform periodic updates and maintenance to the Company's web sites.

BUSINESS  PLAN

     The Company's source of revenue will be revenue from the sale of impression banners on its web site. The Company plans a private placement of its common stock to qualified investors to fund its current operations. The purpose of the proceeds of this proposed private placement is to provide the Company with funds to purchase banner space on other web sites which will direct Internet traffic to the Company's web site, and thereby create a market for banner space on its own web site. The Company believes that $500,000 in funds would be sufficient to execute its business plan.

     By filing this Form 10-SB, the Company plans to become a reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and could provide a means of obtaining future funds necessary to implement its business plan. The Company believes that cash flows from businesses that it is currently developing could provide the financial resources for its continued operations. Presently, the Company does not have any revenue from operations. In the event that the Company is unable to generate sufficient revenue from operations, or is unable to obtain additional financing, it may be unable to implement its business plan. There can be no assurance that the Company's planned private placement of equity securities or its planned public reporting status will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability.

     The Company's long-term viability is dependent upon three key factors, as follows:


     1. The Company's ability to obtain adequate sources of debt or equity funding to implement its business plan.

     2.     The  ability of the Company to develop viable e-commerce activities.

     3. The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.


                                  RISK FACTORS

Financial  Matters

     The Company presently has limited financial resources. In order for the Company to effectuate its business plan, the Company must first obtain funds to pay for a sufficient amount of banner advertising on the web sites of others which the Company believes will create click throughs to the Company's web sites, resulting in a high traffic count. In the event that the Company is unable to generate sufficient revenue from operations, or is unable to obtain additional financing, the Company may be unable to implement its business plan. There can be no assurance that the Company's planned private placement of equity securities will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. There is no assurance that capital will be available from any source, or, if available, upon terms and conditions acceptable to the Company.

Effect  of  financing

     Financing obtained through the sale of the Company's securities may cause significant dilution in per share net tangible book value to existing shareholders. Debt financing could result in the assets of the Company being pledged as collateral and restrictive loan terms.

Recent Losses and Accumulated Losses and Deficit, and Potential Deficiencies in Liquidity

     The Company incurred a net loss of $(98,574) for the year ending December 31, 1998. Revenue during 1998 were nil. Losses are attributable to the development of the Company's web site. Management believes that revenue will achieved and ultimately that the Company will be profitable, although there can no assurance that this will occur.

Control  by  Management

     Bill J. Rogers, a Director and the Chief Executive Officer and President of the Board of the Company presently owns approximately 61% of the outstanding common stock of the Company. As a result, management, as a practical matter, will be able to elect all directors and otherwise control the affairs of the Company for the foreseeable future.

Dependence  On,  and  Availability  of  Management;  Management  of  Growth

     The success of the Company is substantially dependent upon the time, talent, and experience of Bill J. Rogers. The Company, through its subsidiary Internet Marketing, Inc., a Texas corporation, has an employment agreement with Bill J. Rogers. The loss of the services of Mr. Rogers would have a material adverse impact on the Company and its business. No assurance can be given, however, that a replacement for Mr. Rogers could be located in the event of his unavailability. Further, in order for the Company to expand its business operations, it must continue to improve and expand the level of expertise of its personnel and must attract, train and manage qualified managers and employees to oversee and manage the expanded operations. Demand for Internet and computer industry personnel is high. There is no assurance that the Company will be in a position to offer competitive compensation to attract or retain such personnel. The Company has no key man life insurance on Bill J. Rogers.

Shares  Eligible  for  Future  Sale

     Of the 9,570,014 outstanding shares of common stock of the Company as of October 22, 1999, approximately 532,500 are free trading shares, and approximately 8,967,500 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable
Requirements"). Resales by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (i) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements. At the present time, no restricted shares have been held for more than two years. However, between now and March, 2001, the Company believes that approximately 1,467,500 shares of its restricted common stock will have been held for more than two years, and therefore could be sold by non-affiliates without limitation. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Limited Operating History; No Assurance of Successful Implementation of Business Strategy

     The Company became active in its Internet operations in March, 1999. In addition to those risks specifically inherent in the establishment and growth of a developing businesses, including, among other things, limited access to capital, delays in the completion of its business plan in certain markets and intense competition, profits from Internet business endeavors have been elusive. There can be no assurance that the Company=s business ultimately will be successful. Therefore, ownership of securities of the Company must be regarded as the placing of funds at a high risk in a new or developing venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Penny  Stock  Securities  Law  Considerations

     The Company's stock is considered penny stock and subject to the penny stock rules promulgated under the Securities Exchange Act of 1934, Rules 15g-1 to 15g-9. The penny stock rules require broker-dealers to take steps under certain circumstances prior to executing any penny stock transactions in customer accounts. Among other things, Rule 15g-3 requires a broker or dealer to advise potential purchasers of a penny stock of the lowest offer and highest bid quotations for such stock, and Rule 15g-4 requires a broker or dealer to disclose to the potential purchaser its compensation in connection with such transaction. Under Rule 15g-9, a broker or dealer who recommends such securities to persons other than established customers must make a special written suitability determination for the purchaser and receive the purchaser=s prior agreement to such a transaction. The effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks, and therefore sales of the Company=s common stock by brokers or dealer and resales by investors could be adversely affected.

Possible  Volatility  of  Common  Stock  Price

     The market price of the Common Stock may be highly volatile, as has been the case with the securities of many other small capitalization companies. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies.


No  Cash  Dividends

     The Company has never paid cash dividends on its Common Stock and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. It currently intends to retain future earnings to finance the growth of its business.

Limitation  on  Director  Liability

     The Company's Bylaws Article V provide that the Company shall indemnify any person who is a party to a lawsuit by reason of the fact that they were an officer or director of the Company with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

Competition

     There are many companies which are currently engaged in Internet activities. Many of the Company=s competitors are more established companies with substantially greater capital resources and have substantially greater marketing capabilities than the Company. No assurances can be given that the Company will be able to successfully compete with such companies. The cost of entry into Internet activities is low. Further, the Company anticipates that the number of competitors will increase in the future.

Ability  to  Manage  Growth

     It is the intention of the Company to expand its existing business operations by acquiring companies and starting new businesses. Such expansion will subject the Company to a variety of risks associated with rapidly growing companies. In particular, the Company's growth may place a significant strain on its day-to-day operations. There can be no assurance that its systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on the Company=s business, financial condition and results of operations.

Item  2.     Plan  of  Operation

     The following description of the Company's plan of operation should be read in conjunction with the Financial Statements and the Notes to Financial
Statements,  contained  in  this  report  as  set  forth  beginning on page F-1.

INTRODUCTION

     The Company was originally incorporated in the State of Nevada in 1997 under the name Chandelier Business Services, Inc. In March, 1999, pursuant to a Stock Exchange Agreement, the Company acquired all of the equity of Internet Marketing, Inc., a Texas corporation, in exchange for 6,500,000 shares of common stock of the Company. Internet Marketing, Inc., a Texas corporation, was formed in 1998 to own and operate e-commerce businesses. Following this transaction, the Company changed its name to Internet Marketing, Inc. At the time of the acquisition, Chandelier Business Services, Inc. had no viable business activities and could be characterized as being a shell company. In connection with the exchange, Company shareholders agreed to cancel 2,300,000 shares of an original 2,546,000 outstanding, and an additional 1,754,000 Company shares were issued to promoters for nominal consideration.

     The Company treated the acquisition of Internet Marketing, Inc., a Texas corporation, as a recapitalization whereby Internet Marketing, Inc., a Texas corporation, was the accounting acquiror. At the time of the acquisition, there were only an infrequent number of trades and virtually no trading volume of the common stock of the Company, and the Company is unable to estimate the market value of the Company's common stock to determine a resulting valuation of this acquisition. The financial statements of accounting acquiror became the financial statements of the Company.

PLAN  OF  OPERATION

     The Company is in the development stage. At the present time, the Company has no cash commitments. At the present time, the cash requirements of the Company are relatively small and include web hosting costs of approximately $500 per month and de minimis administrative costs. The Company believes that these cash requirements can be met for at least for the next 12 months. Mr. Rogers has made an informal agreement with the Company to make working capital loans to the Company in an amount not to exceed $6,000 during the next 12 months at the market interest rate.

     The Company plans a private placement of its common stock to qualified investors to fund the implementation of its business plan. The purpose of the proceeds of this proposed private placement is to provide the Company with funds to purchase banner space on other web sites which will direct Internet traffic to the Company's web site, and thereby create a market for banner space on its own web site. The Company believes that $500,000 in funds would be sufficient to execute its business plan.

     By filing this Form 10-SB, the Company plans to become a reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and could provide a means of obtaining future funds necessary to implement its business plan. In the event that the Company is unable to generate sufficient revenue from operations, or is unable to obtain additional financing, it may be unable to implement its business plan. There can be no assurance that the Company's planned private placement of equity securities or its planned public reporting status will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability.

     The Company's long-term viability is dependent upon three key factors, as follows:

     1. The Company's ability to obtain adequate sources of debt or equity funding to implement its business plan.

     2.     The  ability of the Company to develop viable e-commerce activities.

     3. The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.


     The Company's current plan of operation involves the further development of the Company's FindSites on the Internet. The Company's Wall Street FindSite is fully operational.

EFFECTS  OF  FINANCING  THROUGH  SALES  OF  SECURITIES

     In order for the Company to effectuate its business plan, the Company must first obtain funds to pay for a sufficient amount of banner advertising on the web sites of others which the Company believes will create click throughs to the Company's web sites, resulting in a high traffic count. There is no assurance that the Company will be able to obtain acceptable forms and amounts of financing. Financing obtained through the sale of the Company's securities, may cause significant dilution in per share net tangible book value to existing shareholders.

YEAR  2000  ISSUES  AND  Y2K

     The Company presently believes that its computers are Y2K compliant and the Company presently anticipates no Y2K impact in connection with its suppliers or customers. However, the Company is presently assessing its Year 2000 compliance status and the status of its suppliers and customers. However, since the Company's future revenue from Internet operations are wholly dependent on others being able to use their own computers to connect to the Internet, there can be no assurance that the Company will escape the consequences of a Year 2000 compliance deficiency.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using"00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of business activities.

     Based on ongoing assessments, the Company believes that no significant modifications of existing computer software will be required. The Company believes that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company also believes that costs related to the Year 2000 issue will not be significant.

     The Company has assessed its relationships with significant suppliers and customers to determine the extent to which the Company is vulnerable to any known third party's failure to remedy their own Year 2000 issues. Based on these assessments, management believes that significant exposure does not exist with respect to known third parties.

     Y2K Contingency Plans. In the event that the Company's computers ultimately are shown not to be Y2K compliant, the Company will shift its internal and external programming capabilities to addressing Y2K compliance.

Item  3.     Description  of  Property

     The Company's principal executive offices are located at 552 Rancho Bauer, Suite 100, Houston, Texas 77079, in approximately 1,000 square feet of office space which has been provided to the Company on a month to month verbal lease at no charge by Bill J. Rogers. The Company may seek larger space in the future which it may lease from Mr. Rogers. However, there are no arrangements for futures leases between the Company and Mr. Rogers. The Company believes that its offices are adequate for its present and future needs.

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners and Management

     The following table sets forth certain information as of October 22, 1999, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.

                                       Percent
Name and Address                   Shares of Common        of
of Beneficial Holder           Stock Beneficially Owned  Class
-----------------------------  ------------------------  ------
Bill J. Rogers                                5,797,000   61.2%
552 Rancho Bauer, Suite 100
Houston, Texas 77079

Thomas Devine                                    50,000     .5%
6830 N. Eldridge Pkwy.
Houston, Texas 77041

Bill Sherrill                                    50,000     .5%
2106 Nantucket Drive
Houston, Texas 77057

Wajed "Roger" Salam                              50,000     .5%
2717 Seville Blvd. #11101
Clearwater, Florida 33766

Richard Randall                                  25,000     .5%
4320 N. Walnut
Muncie, Indiana 47303

All officers and directors as
a Group--Five Persons                         5,973,000   62.9%

Item  5.     Directors,  Executive  Officers,  Promoters  and  Control  Persons

     The  directors  and  executive  officers  of  the  Company  are as follows.

Name and Address     Age           Position
Bill J. Rogers        60  Director, CEO and President
Thomas Devine         65  Director
Bill Sherrill         73  Director
Wajed "Roger" Salem   37  Director
Richard Randall       50  Chief Financial Officer

     Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company.

BIOGRAPHIES

     Bill J. Rogers has been a director and the CEO and President of the Company since March, 1999. Mr. Rogers founded Internet Marketing, Inc., a Texas corporation (a wholly-owned subsidiary of the Company) in July, 1998. For more than five years prior to 1998, Mr. Rogers has owned the Rogers Investment Company, which specializes in the business development of entrepreneurial companies. Mr. Rogers holds a BBA Degree from the University of Texas.

     Thomas Devine has been a director of the Company since March, 1999. For more than five years prior to 1999, Mr. Devine has been an attorney in private practice in Texas. Mr. Devine holds a BA Degree and an LLB Degree from the University of Texas.

     Bill Sherrill has been a director of the Company since March, 1999. For more than five years prior to 1999, Mr. Sherrill has been an executive professor at the University of Houston's Center for Entrepreneurship & Innovation. Mr. Sherrill holds a BBA from the University of Houston and an MBA from Harvard University

     Wajed  "Roger"  Salem has been a director of the Company since March, 1999.
Mr. Salem is the President of the Internet and Marketing Consulting Group, a provider of Internet business solutions. For more than five years prior to 1999, Mr. Salem has been associated with the Anthony Robins Institute in sales and marketing positions. Mr. Salem holds a BA Degree from UCLA.

     Richard Randall has been the Chief Financial Officer of the Company since March, 1999. For more than five years prior to 1999, Mr. Randall has been a C.P.A. in private practice in Florida and Indiana. Mr. Randall holds a Professional Accounting Degree from Ball State University.

Item  6.     Executive  Compensation

     The following table reflects all forms of compensation for services to the Company for years ended December 31, 1998, 1997 (the year if inception) of the chief executive officer. No executive officer of the Company received compensation which exceeded $100,000 during these periods.

                            SUMMARY COMPENSATION TABLE

                ANNUAL                            LONG  TERM  COMPENSATION
             COMPENSATION
                                                AWARDS                     PAYOUTS
                                     OTHER                                        ALL
NAME  AND                            ANNUAL   RESTRICTED  SECURITIES             OTHER
PRINCIPAL                            COMPEN-    STOCK     UNDERLYING    LTIP    COMPEN-
POSITION   YEAR    SALARY     BONUS  SATION     AWARDS    OPTIONS/SARS  PAYOUTS  SATION
---------------  -----------  -----  -------  ----------  ------------  -------  ------
Bill J. Rogers
CEO
    1998         $37,000 (1)    -0-      -0-         -0-           -0-      -0-     -0-
_______________

(1)  This  amount  of  $37,000  was  accrued  for  1998,  but  not  paid  yet.

EMPLOYMENT  AGREEMENTS

     The Company, through its subsidiary Internet Marketing, Inc., a Texas corporation, has a current employment agreement with Bill J. Rogers, pursuant to which Mr. Rogers is entitled to receive $7,500 per month. This agreement commenced in January, 1999 and has a term of three years. Mr. Rogers' salary is presently being accrued and has not been paid.

DIRECTOR  COMPENSATION

     Messrs. Devine and Sherrill were directors of Internet Marketing, Inc., a Texas corporation, prior to the Stock Exchange Agreement with the Company, and had each received 50,000 shares of the Internet Marketing, Inc., a Texas corporation, as Director compensation. These shares were exchanged for shares of the Company pursuant to the Stock Exchange Agreement. Mr. Salem received 50,000 shares of the Company as Director compensation. The Company has not paid any other type of director compensation.

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock or stock option plan in the future. The purpose of the plan will be to further the interest of the Company and its stockholders by providing incentives in the form of stock or stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company in attracting and retaining key employees and directors.

Item  7.     Certain  Relationships  and  Related  Transactions

     The Company believes that the terms and conditions of the following transaction was no less as favorable to the Company that terms attainable from unaffiliated third parties.

     In March, 1999, the Company entered into a Stock Exchange Agreement with the stockholders and subscribers of Internet Marketing, Inc., a Texas corporation. This transaction was made at a time when the Company's common stock had a deminimis value, there were only an infrequent number of trades and virtually no trading volume. The Company issued a total of 7,500,000 shares of common stock of the Company to these stockholders, subscribers and a financial consultant in exchange for all of the outstanding shares of Internet Marketing, Inc., a Texas corporation, and for services rendered . The terms and conditions of the Stock Agreement Exchange were determined by the parties through arms length negotiations. However, no appraisal was performed. As a result of these transactions, Bill J. Rogers, a stockholder of Internet Marketing, Inc., a Texas corporation became the owner of 5,797,000 shares of the common stock of the Company. The Company treated the acquisition of Internet Marketing, Inc., a Texas corporation as a recapitalization whereby Internet Marketing, Inc., a Texas corporation was the accounting acquiror. At the time of the acquisition, there were only an infrequent number of trades and virtually no trading volume of the common stock of the Company, and the Company is unable to estimate the market value of the Company's common stock to determine a resulting valuation of this acquisition.

Item  8.     Description  of  Securities

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $0.001. The Board of Directors may establish series or classes of shares out of the authorized shares. As of October 22, 1999, the Company had 9,570,014 shares of common stock deemed outstanding, of which 70,014 shares are to be issued.

     The Company has no present plans or agreements to increase the number of authorized shares of its capital stock.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Certificates of Incorporation, as amended, and the Bylaws of the Company, as amended, copies of which are filed as exhibits to this Form 10-SB.

COMMON  STOCK

     The Company's Articles of Incorporation authorize 25,000,000 shares of common stock. The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company, including the election of directors. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented, except that pursuant to the Bylaws a consent to corporate action by a majority of shareholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

     The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them subject to the rights of holders of senior securities, if any.

     At the present time, no preferred stock is authorized in the Articles of Incorporation, and there are no outstanding options or warrants.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters

     The Company's common stock is currently traded on the over-the-counter market under the symbol "IMIZ". The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the over the counter market. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions. There is presently no active market for the Company's common stock.

                      HIGH    LOW
QUARTER ENDED         BID     BID
Inception through
December 31, 1997   $   (*)  $ (*)
March 31,  1998     $   (*)  $ (*)
June 30, 1998       $   (*)  $ (*)
September 30, 1998  $   (*)  $ (*)
December 31, 1998   $   (*)  $ (*)

March 31, 1999      $   (*)  $ (*)
June 30, 1999       $  5.00  $ 5/8
September, 1999     $ 2-1/8  $ 3/4

(*) To the best of the Company's knowledge, through March, 1999, no broker-dealer made an active market or regularly submitted quotations for the Company's stock. During this period there were only an infrequent number of trades and virtually no trading volume.

     On October 19, 1999, the bid price Company's common stock was $.125 per share. As of October 22, 1999, there were approximately 102 holders of record of the Company's common stock.

     The Company's transfer agent is Colonial Stock Transfer Company, Inc., 455 East 400 South, Suite 100, Salt Lake City, Utah 84111; (801) 355-5740.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operations and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item  2.     Legal  Proceedings

     None.

Item  3.     Changes  in  and  Disagreements  With  Accountants

(a) On September 1, 1999, the Company engaged Malone & Bailey, PLLC ("Malone & Bailey") as its independent accountant. The decision to engage Malone & Bailey as the Company's independent accountant was recommended and approved by the chairman of the Company's Board of Directors.

(b) In a report dated March 8, 1999, Jones, Jensen & Company, LLC ("Jones, Jensen") reported on the Company's financial statements as of January 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flow for the year ended January 31, 1999 and since inception on March 4, 1997 through January 31, 1998 and 1999. Such report contained did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except for a going concern qualification. Jones, Jensen understands that it was terminated as the Company's independent accountant effective August 1, 1999. Thereafter, the Company engaged Malone & Bailey, PLLC as its independent accountant on September 1, 1999.

(c) During the Company's two years ended January 31, 1998 and 1999, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

(d) Effective September 1, 1999, the Company engaged Malone & Bailey as its independent accountant. During the two years ended January 31, 1998 and 1999, and the subsequent interim period preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Malone & Bailey regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Malone & Bailey provided to the Company a written report or oral advice regarding such principles or audit opinion.

Jones, Jensen has provided a letter to the Company pursuant to Rule 304 of Regulation S-B.

Item  4.     Recent  Sales  of  Unregistered  Securities

     During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In March, 1999, the Company entered into a Stock Exchange Agreement with The stockholders and subscribers of Internet Marketing, Inc. , a Texas corporation. The Company issued a total of 7,500,000 shares of common stock of the Company to these stockholders, subscribers and a financial consultant in exchange for all of the outstanding shares of Internet Marketing, Inc., a Texas corporation, and for services rendered. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition.

     In April, 1999, the Company received the amount of $35,007 from an investor for the purchase of common stock at $.50 per share, and is to issue 70,014 shares to the investor. The Company believes that this investor had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

     In September, 1999 the Company issued 20,000 shares of common stock to an attorney as compensation for services rendered. The Company believes that the attorney had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company. The attorney was knowledgeable about the Company's operations and financial condition.

Item  5.     Indemnification  of  Directors  and  Officers

     The following summary description of material provisions of the Company's Bylaws is qualified in its entirety by reference to the Bylaws of the Company, a copy of which are included as an exhibit to this Form 10-SB.

     The Company's Bylaws Article V provide that the Company shall indemnify any person who is a party to a lawsuit by reason of the fact that they were an officer or director of the Company with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the Company's Certificate of Incorporation or Bylaws, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                    PART F/S

The financial information required by this item is included as set forth beginning on page F-1.

                                    PART III

Item  1.     Index  to  Exhibits.

 3.1  Certificate of Incorporation and Amendments thereto.
 3.2  By-Laws and Amendments thereto.
 4.1  Form of Common Stock Certificate.
10.1  Agreement and Plan of Reorganization
10.2  Employment Agreement with Bill J. Rogers
16.1  Letter from Jones, Jensen & Company, LLC
21.1  Subsidiaries of the registrant.
27.1  Financial Data Schedule for the year ended December 31, 1998.
27.2  Financial Data Schedule for second quarter ended June 30, 1999.

Item  2.     Description  of  Exhibits.

The  Exhibits  required  by  this  item are included as set forth in the Exhibit
Index.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Internet  Marketing,  Inc.


October  22,  1999                 By  /s/  Bill  J.  Rogers
                                       -----------------------------------
                                            Bill  J.  Rogers
                                            Director,  CEO  and  President



October  22,  1999                 By  /s/  Richard  A.  Randall
                                       -----------------------------------
                                            Richard  A.  Randall
                                            Chief  Financial  Officer

                           INDEPENDENT AUDITORS REPORT


To  the  Board  of  Directors  and  Stockholders
  Internet  Marketing,  Inc.
  Houston,  Texas

We have audited the accompanying consolidated balance sheet of Internet Marketing, Inc. as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flow for the period from July 27, 1998 (Inception), through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Marketing, Inc. as of December 31, 1998, and the results of their operations and cash flows for the period then ended in conformity with generally accepted accounting principles.


September  19,  1999

/s/  Malone  &  Bailey,  PLLC
Malone  &  Bailey,  PLLC
Houston,  Texas

                                        F1

                             INTERNET MARKETING, INC
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998


ASSETS

  Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $     370
                                                             ----------

    TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .  $     370
                                                             ==========


LIABILITIES
  Accounts payable. . . . . . . . . . . . . . . . . . . . .  $   1,089
  Accrued salary payable to founding shareholder. . . . . .     37,500
                                                             ----------

    TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .     38,589
                                                             ----------

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par, 10,000,000 shares authorized,
    no shares issued or outstanding
  Common stock, $.001 par, 100,000,000 shares authorized,
    6,100,000 shares issued and outstanding . . . . . . . .      6,100
  Paid in capital . . . . . . . . . . . . . . . . . . . . .     54,255
  Deficit accumulated during the development stage. . . . .    (98,574)
                                                             ----------

  TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . .    (38,219)
                                                             ----------


  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . . .  $     370
                                                             ==========

                             See accompanying notes.

                                        F2

                            INTERNET MARKETING, INC.
                          (A Development Stage Company)
                         STATEMENT OF OPERATING DEFICIT
                  For the Period from July 27, 1998 (Inception)
                            Through December 31, 1998


Administrative expenses .      98,574
                           -----------

  NET (LOSS). . . . . . .  $  (98,574)
                           ===========


Average (Loss) per share.  $     (.02)

Weighted average shares .   6,045,000

                             See accompanying notes.
                                        F3

                             INTERNET MARKETING, INC
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                  For the Period from July 27, 1998 (Inception)
                            Through December 31, 1998


CASH FLOWS USED BY OPERATING ACTIVITIES
  Net (Loss). . . . . . . . . . . . . . . . . . . .  $(98,574)
  Adjustments to reconcile net income to net cash
    Provided by operating activities:
    Stock issued for services . . . . . . . . . . .    27,500
  Change in cash from:
    Accounts payable. . . . . . . . . . . . . . . .     1,089
    Accrued salary payable to founding shareholder.    37,500
                                                     ---------

      NET CASH USED BY OPERATING ACTIVITIES . . . .   (32,485)
                                                     ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Cash contributed by majority shareholder. . . . .    32,855
                                                     ---------

      NET CASH FLOWS FROM FINANCING ACTIVITIES. . .    32,855
                                                     ---------

      NET INCREASE IN CASH. . . . . . . . . . . . .       370

CASH ON HAND  - beginning of period . . . . . . . .         0
                                                     ---------

            - end of period . . . . . . . . . . . .  $    370
                                                     =========

                  See accompanying notes.

                                        F4

                                    INTERNET MARKETING, INC.
                                 (A Development Stage Company)
                               STATEMENT OF STOCKHOLDERS' EQUITY
                     For the Period from July 27, 1998 (Date of Inception)
                                   Through December 31, 1998


                               --Common Stock--    Paid in   Accumulated
                                    Shares          Value      Capital      Deficit    Totals
                              ------------------  ---------  ------------  ---------  ---------
Shares issued to founding
  shareholder. . . . . . . .          5,825,000   $  5,825   $     27,030             $ 32,855

Shares issued for services
  In August 1998 . . . . . .            275,000        275         27,225               27,500

Net (loss) . . . . . . . . .  $                                             (98,574)   (98,574)
                              ------------------  ---------  ------------  ---------  ---------

Balances, December 31, 1998.          6,100,000   $  6,100   $     54,255  $(98,574)  $(38,219)
                              ==================  =========  ============  =========  =========

                             See accompanying notes.

                                        F5

                            INTERNET MARKETING, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  ACCOUNTING  POLICIES

Nature  of  Business.  Internet  Marketing,  Inc,  ("IMI-Texas") was formed as a
---------------------
Texas corporation on July 27, 1998 to pursue the creation and marketing of "Internet Malls". Internet Marketing, Inc. ("Company") was incorporated in Nevada as Chandelier Business Services, Inc. on March 4, 1997. The Company entered into a "reverse acquisition" ("reorganization") with IMI-Texas as described in Note 3. IMI-Texas is a wholly-owned subsidiary of the Company.

Internet Malls are Internet web sites which provide links to common-interest site elsewhere. A potential web customer can access specific selling sources through a common web site, the "Internet Mall". The Company hopes to obtain revenues from such Internet Malls through the receipt of commissions on sales occurring through such links and from the sale of site "banner" rentals which advertise specific locations on the Internet.

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the income statement. Actual results could differ from those estimates.

Cash  and cash equivalents. For purposes of the cash flow statement, the Company
--------------------------
considers cash on hand and cash in the bank as cash and cash equivalents. Development Stage. The Company does not yet have revenues. Operating funds have been contributed by the majority shareholder and from private sales of stock.


NOTE  2  -  CORPORATE  FORMATION

At inception, the Company issued 275,000 shares of stock to several key individuals who serve on the Board of Directors or as advisors. These shares are recorded at $.10 per share, which was management's opinion of their fair value at that time.


NOTE  3  -  REORGANIZATION

On March 30, 1999, the Company agreed to a reorganization with IMI-Texas. Prior to that time, the Company was a Nevada shell company with no significant assets or operations. Pursuant to this acquisition, IMI-Texas shareholders agreed to exchange their 6,500,000 shares for 6,500,000 shares of the Company. In connection with the exchange, Company shareholders agreed to cancel 2,300,000 shares of an original 2,546,000 outstanding, and an additional 1,754,000 Company shares were issued to promoters for nominal consideration. A summary of shares outstanding at the conclusion of this reorganization is as follows:

                                        F6

                            INTERNET MARKETING, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  3  -  REORGANIZATION  (Continued)

Shares outstanding of the Company on December 31, 1998   2,546,000
Shares cancelled in the reorganization . . . . . . . .  (2,300,000)
Shareholders of IMI-Texas on December 31, 1998 . . . .   6,100,000
Issuance of shares for cash. . . . . . . . . . . . . .     488,014
Cancellation of original founder shares. . . . . . . .     (18,000)
Issuance of shares to promoters. . . . . . . . . . . .   2,754,000
                                                        -----------

    Total shares outstanding at June 30, 1999. . . . .   9,570,014

Stock issued to promoters and attorneys in connection with the reorganization and fundraising efforts is valued at $.50 and is shown as a reduction of paid in capital.

In connection with this reorganization, the legal acquiror is treated as the accounting acquiree, and hence the financial statements and all other footnotes are shown as if IMI-Texas is and has been the Company since inception.


NOTE  4  -  EMPLOYMENT  CONTRACT

The founding shareholder, who is president and chief operating officer, has an employment contract with the Company for a term of 3 years, expiring January 2002. The contract calls for a base salary of $90,000 per year. As of December 31, 1998, no salary had been paid, and $37,500 had been accrued.

                                        F7

                             INTERNET MARKETING, INC
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  June 30, 1999
                                   (Unaudited)


ASSETS
  Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $     106
  Computer equipment, net of depreciation of $1,880 . . . .     24,483
                                                             ----------

    TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .  $  24,589
                                                             ==========


LIABILITIES
  Accounts payable. . . . . . . . . . . . . . . . . . . . .  $  15,255
  Advance from shareholder. . . . . . . . . . . . . . . . .      6,000
  Accrued salary payable to founding shareholder. . . . . .     58,500
                                                             ----------
    TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .     79,755
                                                             ----------


STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par, 10,000,000 shares authorized,
    no shares issued or outstanding
  Common stock, $.001 par, 100,000,000 shares authorized,
    9,570,014 shares issued and outstanding . . . . . . . .      9,570
  Paid in capital . . . . . . . . . . . . . . . . . . . . .    302,792
  Deficit accumulated during the development stage. . . . .   (367,528)
                                                             ----------

  TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . .    (55,166)
                                                             ----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . . .  $  24,589
                                                             ==========

                                        F8

                            INTERNET MARKETING, INC.
                          (A Development Stage Company)
                         STATEMENTS OF OPERATING DEFICIT
                     For the Six Months Ended June 30, 1999
                  And the Period from July 27, 1998 (Inception)
                              Through June 30, 1999
                                   (Unaudited)


                                         Inception
                              1999        to Date
                           -----------  -----------
Administrative expenses .     268,954      367,528
                           -----------  -----------

  NET (LOSS). . . . . . .  $ (268,954)  $ (367,528)
                           ===========  ===========

Average (Loss) per share.  $     (.03)

Weighted average shares .   8,390,005

                                        F9

                             INTERNET MARKETING, INC
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                     For the Six Months Ended June 30, 1999
                  And the Period from July 27, 1998 (Inception)
                              Through June 30, 1999
                                   Unaudited)


                                                                  Inception
                                                        1999       to Date
                                                     ----------  -----------
CASH FLOWS USED BY OPERATING ACTIVITIES
  Net (Loss). . . . . . . . . . . . . . . . . . . .  $(268,954)  $ (367,528)
  Adjustments to reconcile net income to net cash
    Provided by operating activities:
    Stock issued for services . . . . . . . . . . .                  27,500
    Depreciation. . . . . . . . . . . . . . . . . .      1,880        1,880
  Change in cash from:
    Accounts payable. . . . . . . . . . . . . . . .     14,167       15,256
    Accrued salary payable to founding shareholder.     21,000       58,500
                                                     ----------  -----------

      NET CASH USED BY OPERATING ACTIVITIES . . . .   (231,907)    (264,392
                                                     ----------

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchases of computer equipment and software. . .    (26,364)     (26,364)
                                                     ----------  -----------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Advance from shareholder. . . . . . . . . . . . .      6,000        6,000
  Sale of stock . . . . . . . . . . . . . . . . . .    244,007      244,007
  Cash contributed by majority shareholder. . . . .      8,000       40,855
                                                     ----------  -----------

      NET CASH FLOWS FROM FINANCING ACTIVITIES. . .    258,007      290,862
                                                     ----------  -----------

      NET INCREASE (DECREASE) IN CASH . . . . . . .       (264)         106

CASH ON HAND  - beginning of period . . . . . . . .        370            0
                                                     ----------  -----------

            - end of period . . . . . . . . . . . .  $     106   $      106
                                                     ==========  ===========

                                        F10

                            INTERNET MARKETING, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  ACCOUNTING  POLICIES

The accompanying unaudited interim financial statements of Internet Marketing, Inc. have been prepared in accordance with generally accepeted accounting principles and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

                                        F11